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EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE SIX MONTHS ENDED JUNE 30, 2012 and 2011
(Dollars in thousands)

	June 30, 2012	June 30, 2011
	(Unaudited)
Earnings:
Net Income	$322,074	$143,164
Add:
(Benefit) provision for income taxes	(75,953)	75,264
Fixed charges	788,805	819,106
Less:
Capitalized interest	(7,222)	(2,790)

Earnings as adjusted (A)	$1,027,704	$1,034,744

Fixed charges and preferred stock dividends:
Preferred dividend requirements	$196	$314
Ratio of income before provision for income taxes to net income	76%	153%

Preferred dividend factor on pretax basis	149	480

Fixed Charges:
Interest expense	779,074	814,568
Capitalized interest	7,222	2,790
Interest factors of rents	2,509	1,748

Fixed charges as adjusted (B)	788,805	819,106

Fixed charges and preferred stock dividends (C)	$788,954	$819,586

Ratio of earnings to fixed charges ((A) divided by (B))	1.30x	1.26x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.30x	1.26x

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  EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS FOR THE SIX MONTHS ENDED JUNE 30, 2012 and 2011 (Dollars in thousands)